ARGYLE SECURITY ACQUISITION CORPORATION
                          200 Concord Plaza, Suite 700
                            San Antonio, Texas 78216

                                January 23, 2006

VIA TELECOPY (202) 942-9516
Mr. John D. Reynolds
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3651

RE: Argyle Security Acquisition Corporation (the "Company") Registration Statement on Form S-1
            (File No. 333-126569) (the "Registration Statement")

Dear Mr. Reynolds:

            The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 10:00 A.M., on Tuesday, January 24, 2006, or as soon thereafter as practicable.

            The Company hereby acknowledges that:

      o Should the Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

      o The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

      o The Company may not assert the actions of the Commission referred to above as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              Very truly yours,

                              ARGYLE SECURITY ACQUISITION CORPORATION


                              By: /s/ Ron Chaimovski
                                  ----------------------------------------------
                                  Name:  Ron Chaimovski
                                  Title: Co-Chief Executive Officer